FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of February 2015

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Supplement for Financial Summary – Nine months ended December 31, 2014

The registrant hereby incorporates Exhibit 1 to this report on Form 6-K by reference in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-191250) of the registrant and Nomura America Finance, LLC, filed with the Securities and Exchange Commission on September 19, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: February 5, 2015	By:	/s/ Hajime Ikeda
Hajime Ikeda
Managing Director

Supplement for Financial Summary – Nine months ended December 31, 2014

The following supplement for financial summary reports certain supplemental financial information of Nomura for the nine months ended December 31, 2014.

As used in this Form 6-K, references to “Nomura” are to Nomura Holdings, Inc. and its consolidated entities. References to “NHI” are to Nomura Holdings, Inc.

Unless otherwise stated, references in this Form 6-K to “yen” are to Japanese yen. Amounts shown in this Form 6-K have been rounded to the nearest indicated digit unless otherwise specified. In tables and paragraphs with rounded figures, sums may not add up due to rounding.

Except as otherwise indicated, all financial information with respect to Nomura presented in this Form 6-K is presented on an unaudited consolidated basis in accordance with U.S. generally accepted accounting principles.

Operating Results

For the nine months ended December 31, 2014, Nomura reported net revenue of 1,169.7 billion yen, an increase of 0.2% from the same period in the prior year, and income before income taxes of 241.8 billion yen, a decrease of 11.4% from the same period in the prior year. Net income attributable to NHI shareholders was 142.8 billion yen, a decrease of 6.3% from the same period in the prior year. Basic-Net income attributable to NHI shareholders per share was 39.06 yen and Diluted-Net income attributable to NHI shareholders per share was 38.03 yen. Annualized return on shareholders’ equity1 was 7.3%.

Expenses

Non-interest expenses for the nine months ended December 31, 2014 increased by 3.8% from the same period in the prior year to 927.9 billion yen.

Financial Position

As of December 31, 2014, Nomura’s total capital ratio2 was 14.3% and its Tier 1 capital ratio2 and Tier 1 common ratio2 were both 12.5%. Nomura had total assets of 44,103.3 billion yen, an increase of 583.0 billion yen compared to March 31, 2014, primarily due to increase in Trading assets. Total liabilities as of December 31, 2014 were 41,331.3 billion yen, an increase of 364.2 billion yen compared to March 31, 2014, primarily due to increase in Long-term borrowings. Total equity as of December 31, 2014 was 2,772.0 billion yen, an increase of 218.8 billion yen compared to March 31, 2014. Leverage ratio as of December 31, 2014 was 16.2 and net leverage ratio3 was 10.5.

[1]	Annualized return on shareholders’ equity is a ratio of net income (loss) attributable to NHI shareholders to total NHI shareholders’ equity multiplied by four thirds.
[2]	These ratios represent preliminary estimates as of the date of this supplement release and may be revised in Nomura’s Quarterly Securities Report on Form 6-K for the period ended December 31, 2014.
NHI has been assigned as a saishu shitei oyagaisha (a “Final Designated Parent Company”) which must calculate the consolidated capital adequacy ratio according to the “Notice of the Establishment of Standards for Determining Whether the Adequacy of Equity Capital of a Final Designated Parent Company and its Subsidiary Corporations, etc. is Appropriate Compared to the Assets Held by the Final Designated Parent Company and its Subsidiary Corporations, etc.” (2010 FSA Regulatory Notice No.130; “Capital Adequacy Notice on Final Designated Parent Company” hereinafter) since April 2011. Nomura calculates Basel III-based consolidated regulatory capital adequacy ratios in accordance with the Capital Adequacy Notice on Final Designated Parent Company.
[3]	Net leverage ratio is a non-GAAP financial measure that Nomura considers to be a useful measure that Nomura and investors use to assess financial position. Net leverage ratio equals total assets less securities purchased under agreements to resell and securities borrowed divided by total NHI shareholders’ equity.

Capital and Other Balance Sheet Metrics

As of December 31, 2014, total NHI shareholders’ equity was 2,714.4 billion yen, which represented an increase of 200.8 billion yen compared to March 31, 2014.

Level 3 assets (net)4 were approximately 0.3 trillion yen as of December 31, 2014.

Cash Dividends

	For the year ended March 31
	2014	2015	2015 (Plan)
	(Yen amounts)
Dividends per share
Dividends record dates
At June 30	—	—	—
At September 30	8.00	6.00	—
At December 31	—	—	—
At March 31	9.00	—	Unconfirmed
For the year	17.00	—	Unconfirmed

Value at Risk

Value at risk5 as of December 31, 2014 was 9.7 billion yen, which represents an 88.1% increase compared to March 31, 2014.

Number of Employees

As of December 31, 2014, Nomura had 28,889 employees globally (Japan: 16,143, Europe: 3,539, Americas: 2,445, Asia-Pacific (including the Powai office in India): 6,762).

[4]	This amount represents a preliminary estimate as of the date of this supplement release and may be revised in Nomura’s Quarterly Securities Report on Form 6-K for the period ended December 31, 2014.
Level 3 assets (net) is a non-GAAP financial measure that Nomura considers to be a useful measure that Nomura and investors use to assess financial position. The level 3 assets (net) equals level 3 assets after netting off derivative assets and liabilities.
[5]	Value at risk is defined at 99% confidence level. The time horizon for Nomura’s outstanding portfolio is 1 day. Inter-product price fluctuations are considered.

Business Segment Information

i. Retail

Net revenue for the nine months ended December 31, 2014 was 353.6 billion yen, a 14.6% decrease from the same period in the prior year primarily due to decreasing commissions from distribution of investment trusts and brokerage. Non-interest expenses decreased by 5.2% to 232.7 billion yen. As a result, income before income taxes decreased by 28.3% to 120.9 billion yen.

Retail client assets as of December 31, 2014 were 104.8 trillion yen, comprised of 62.2 trillion yen in equities, 6.7 trillion yen in foreign currency bonds, 12.3 trillion yen in domestic bonds including CBs and warrants, 10.5 trillion yen in stock investment trusts, 7.1 trillion yen in bond investment trusts, 1.8 trillion yen in overseas mutual funds, and 4.2 trillion yen in other6.

Operating Results of Retail

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2013 (A)	December 31, 2014 (B)
Net revenue	414.0	353.6	(14.6)
Non-interest expenses	245.3	232.7	(5.2)

Income (loss) before income taxes	168.7	120.9	(28.3)

ii. Asset Management
Net revenue increased by 14.1% from the same period in the prior year to 68.5 billion yen. Non-interest expenses increased by 12.6% to 43.0 billion yen. As a result, income before income taxes increased by 16.7% to 25.4 billion yen. Assets under management were 37.7 trillion yen as of December 31, 2014, an increase of 6.8 trillion yen from March 31, 2014.

In addition, Nomura’s share of the public investment trust market in Japan as of December 31, 2014 was 23.7%[7,8]. Also as of December 31, 2014, Nomura’s share in Japan of public stock investment trusts was 19%[7,8], while Nomura’s share of public bond investment trusts was 43%[7,8].

Operating Results of Asset Management
	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2013 (A)	December 31, 2014 (B)
Net revenue	60.0	68.5	14.1
Non-interest expenses	38.2	43.0	12.6

Income (loss) before income taxes	21.8	25.4	16.7

[6]	Includes annuity insurance.
[7]	Nomura Asset Management Co., Ltd. only.
[8]	Source: The Investment Trusts Association, Japan.

Wholesale

Net revenue decreased by 1.5% from the same period in the prior year to 558.4 billion yen (284.9 billion yen from Fixed Income, 199.5 billion yen from Equities, and 74.0 billion yen from Investment Banking). Non-interest expenses increased by 8.5% to 530.0 billion yen. As a result, income before income taxes was 28.4 billion yen, a decrease of 63.7% from the same period in the prior year.

Operating Results of Wholesale
	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2013 (A)	December 31, 2014 (B)
Net revenue	566.6	558.4	(1.5)
Non-interest expenses	488.3	530.0	8.5

Income (loss) before income taxes	78.3	28.4	(63.7)

iii. Other Operating Results
Net revenue was 172.1 billion yen. Income before income taxes was 49.9 billion yen.
Other Operating Results
	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2013 (A)	December 31, 2014 (B)
Net revenue	108.0	172.1	59.3
Non-interest expenses	122.2	122.2	(0.1)

Income (loss) before income taxes	(14.2)	49.9	—

Segment Information – Operating Segment

The following table shows business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2013 (A)	December 31, 2014 (B)
Net revenue

Business segment information:
Retail	414,047	353,591	(14.6)
Asset Management	60,015	68,468	14.1
Wholesale	566,623	558,399	(1.5)

Subtotal	1,040,685	980,458	(5.8)
Other	108,047	172,081	59.3

Net revenue	1,148,732	1,152,539	0.3

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	18,400	17,128	(6.9)

Net revenue	1,167,132	1,169,667	0.2

Non-interest expenses

Business segment information:
Retail	245,313	232,651	(5.2)
Asset Management	38,226	43,037	12.6
Wholesale	488,301	530,000	8.5

Subtotal	771,840	805,688	4.4
Other	122,246	122,176	(0.1)

Non-interest expenses	894,086	927,864	3.8

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	894,086	927,864	3.8

Income (loss) before income taxes

Business segment information:
Retail	168,734	120,940	(28.3)
Asset Management	21,789	25,431	16.7
Wholesale	78,322	28,399	(63.7)

Subtotal	268,845	174,770	(35.0)
Other *	(14,199)	49,905	—

Income (loss) before income taxes	254,646	224,675	(11.8)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	18,400	17,128	(6.9)

Income (loss) before income taxes	273,046	241,803	(11.4)

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other”.

The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2013 (A)	December 31, 2014 (B)
Net gain (loss) related to economic hedging transactions	10,856	15,463	42.4
Realized gain (loss) on investments in equity securities held for operating purposes	1,994	3,903	95.7
Equity in earnings of affiliates	22,398	29,675	32.5
Corporate items	(34,999)	(14,642)	—
Other	(14,448)	15,506	—

Total	(14,199)	49,905	—

RATIO OF EARNINGS TO FIXED CHARGES AND COMPUTATION THEREOF

The following table sets forth the ratio of earnings to fixed charges of Nomura for the nine months ended December 31, 2014, in accordance with U.S. GAAP.

Millions of yen
For the nine months ended December 31, 2014
Earnings:
Pre-tax income from continuing operations before adjustment for income or loss from equity investees	¥211,826
Add: Fixed charges	250,917
Distributed income of equity investees	7,905

Earnings as defined	¥470,648

Fixed charges	¥250,917
Ratio of earnings to fixed charges[9]	1.9

[9]	For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of pre-tax income before adjustment for income or loss from equity investees, plus (i) fixed charges and (ii) distributed income of equity investees. Fixed charges consist of interest expense. Fixed charges exclude premium and discount amortization as well as interest expense, which are included in Net gain (loss) on trading. Fixed charges also exclude interest within rent expense, which is insignificant.

Disclaimers

•	This document is produced by Nomura. Copyright 2015 Nomura Holdings, Inc. All rights reserved.

•	Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

•	No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

•	The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

•	This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only Nomura’s belief regarding future events, many of which, by their nature, are inherently uncertain and outside Nomura’s control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

•	The review process of the quarterly consolidated financial statements for this period has not been completed by the independent auditors at the point of disclosing this Supplement for Financial Summary. As a result of such review, certain of the information set forth herein could be subject to revision, possibly material, in Nomura’s Quarterly Securities Report on Form 6-K for the period ended December 31, 2014.